UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Trestle Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

89530U105

 (CUSIP Number)

Eric Stoppenhagen
c/o Trestle Holdings, Inc.
P.O.Box 4198
Newport Beach, CA 92661
(949) 673-1907

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8)

CUSIP No. 89530U105	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 3,500
SHARES BENEFICALLY	8	SHARED VOTING POWER 135,442,455
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,500
PERSON WITH	10	SHARED DISPOSITIVE POWER 135,442,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,445,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.5%
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 89530U105	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF	7	SOLE VOTING POWER 135,257,355
SHARES BENEFICALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 135,257,355
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,257,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.4% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodman Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF	7	SOLE VOTING POWER 185,100
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 185,100
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

This Amendment No. 1 to Schedule 13D amends Items 3, 4, 5 and 6 of Schedule 13D (the “Schedule 13D”) previously filed by W-Net, Inc., a California corporation (“W-Net”), Woodman Management Corporation, a California corporation (“WMC”), and David Weiner, a citizen of the United States (filed with the Securities and Exchange Commission on April 25, 2007) as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

On April 20, 2007, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with W-Net pursuant to which W-Net agreed to purchase, and the Company agreed to sell, an aggregate of 135,000,000 shares of the Common Stock, par value $0.001 per share (the “Common Shares”) of the Company for an aggregate purchase price of $350,000.00, or $0.00259 per share, with a $75,000 holdback to be utilized for ordinary course business purposes in the sole discretion of the Company’s Board of Directors appointed on or following the closing of the transactions contemplated by the Purchase Agreement (the “Closing”).  The Closing occurred on May 5, 2007.  At the Closing, pursuant to the terms of the Purchase Agreement, W-Net acquired the Common Shares.  W-Net used its working capital to make the acquisition.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Purchase Agreement provided that, on and as of the Closing, the current directors and officers of the Company would resign and the Company would appoint a new Board of Directors, effective as of the Closing, as directed by W-Net prior to the Closing. At the Closing, W-Net appointed David Weiner, Gary Freeman and Steven Walin to the Board. Mr. Weiner, Mr. Freeman and Mr. Walin have consented to serve in such capacities.

As of May 5, 2007, Mr. Weiner beneficially owned 135,445,955 shares of Common Stock, which includes 3,500 shares of Common Stock which Mr. Weiner personally holds, 185,100 shares of Common Stock which are held by WMC, and 135,161,900 shares of Common Stock which are held by W-Net. W-Net also owns directly warrants (immediately exercisable) to purchase 95,455 shares of the Company’s Common Stock. Mr. Weiner is an investment consultant for, and is the sole shareholder, director and officer of, each of W-Net and WMC. In such capacities, Mr. Weiner shares the power to dispose or direct disposition of, and to vote or to direct the vote of, the securities held by each of W-Net and WMC. Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of May 5, 2007, the shares beneficially held by Mr. Weiner, W-Net and WMC constitute approximately 94.5% of the shares of the Company’s Common Stock issued and outstanding.  Mr. Weiner has the sole power to vote and dispose of the shares held by him personally.

As of May 5, 2007, W-Net beneficially owned 135,161,900 shares of the Company’s Common Stock and warrants to purchase 95,455 shares of Common Stock, which are fully vested and exercisable as of the date hereof (the “W-Net Shares”).  Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of May 5, 2007, the W-Net Shares constitute approximately 94.4% of the shares of the Company’s Common Stock issued and outstanding.

5

SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of May 5, 2007, Mr. Weiner beneficially owned 135,445,955 shares of Common Stock, which includes 3,500 shares of Common Stock which Mr. Weiner personally holds, 185,100 shares of Common Stock which are held by WMC, and 135,161,900 shares of Common Stock which are held by W-Net. W-Net also owns directly warrants (immediately exercisable) to purchase 95,455 shares of the Company’s Common Stock. Mr. Weiner is an investment consultant for, and is the sole shareholder, director and officer of, each of W-Net and WMC. In such capacities, Mr. Weiner shares the power to dispose or direct disposition of, and to vote or to direct the vote of, the securities held by each of W-Net and WMC. Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of May 5, 2007, the shares beneficially held by Mr. Weiner, W-Net and WMC constitute approximately 94.5% of the shares of the Company’s Common Stock issued and outstanding.  Mr. Weiner has the sole power to vote and dispose of the shares held by him personally.

As of May 5, 2007, W-Net beneficially owned 135,161,900 shares of the Company’s Common Stock and warrants to purchase 95,455 shares of Common Stock, which are fully vested and exercisable as of the date hereof (the “W-Net Shares”).  Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of May 5, 2007, the W-Net Shares constitute approximately 94.4% of the shares of the Company’s Common Stock issued and outstanding.

As of May 5, 2007, WMC beneficially owned 185,100 shares of the Company’s Common Stock, and assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of May 5, 2007, such shares constitute approximately 0.1% of the shares of the Company’s Common Stock issued and outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Purchase Agreement provided that, on and as of the Closing, the current directors and officers of the Company would resign and the Company would appoint a new Board of Directors, effective as of the Closing, as directed by W-Net prior to the Closing. At the Closing, W-Net appointed David Weiner, Gary Freeman and Steven Walin to the Board. Mr. Weiner, Mr. Freeman and Mr. Walin have consented to serve in such capacities.

As of May 5, 2007, Mr. Weiner beneficially owned 135,445,955 shares of Common Stock, which includes 3,500 shares of Common Stock which Mr. Weiner personally holds, 185,100 shares of Common Stock which are held by WMC, and 135,161,900 shares of Common Stock which are held by W-Net. W-Net also owns directly warrants (immediately exercisable) to purchase 95,455 shares of the Company’s Common Stock. Mr. Weiner is an investment consultant for, and is the sole shareholder, director and officer of, each of W-Net and WMC. In such capacities, Mr. Weiner shares the power to dispose or direct disposition of, and to vote or to direct the vote of, the securities held by each of W-Net and WMC. Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of May 5, 2007, the shares beneficially held by Mr. Weiner, W-Net and WMC constitute approximately 94.5% of the shares of the Company’s Common Stock issued and outstanding.  Mr. Weiner has the sole power to vote and dispose of the shares held by him personally.

6

SCHEDULE 13D

As of May 5, 2007, W-Net beneficially owned 135,161,900 shares of the Company’s Common Stock and warrants to purchase 95,455 shares of Common Stock, which are fully vested and exercisable as of the date hereof (the “W-Net Shares”).  Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of May 5, 2007, the W-Net Shares constitute approximately 94.4% of the shares of the Company’s Common Stock issued and outstanding.

7

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

W-Net, Inc.,
a California corporation

Dated: May 8, 2007	/s/ David Weiner
By: David Weiner
Its: President

David Weiner, an individual

Dated: May 8, 2007	/s/ David Weiner

Woodman Management Corp.,
a California corporation

Dated: May 8, 2007	/s/ David Weiner
By: David Weiner
Its: President

8